

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 5, 2025

Theresa Condor
Chief Executive Officer
Spire Global, Inc.
8000 Towers Crescent Drive
Suite 1100
Vienna, Virginia 22182

> **Re: Spire Global, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 28, 2025**
> **File No. 333-286800**

Dear Theresa Condor:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Aliya Ishmukhamedova at 202-551-7519 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Griffin D. Foster